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DELIVERY INVOICE                                                         [LOGO]

Company: St. Paul Fire & Marine Insurance Company

INSURED

E*Trade Funds                         Policy Inception/Effective Date: 08/15/06
4500 Bohannon Drive                   Agency Number: 0464284
Menlo Park, CA 94025
                                      Transaction Type:
                                      Increase Limit and Add Fund
                                      Transaction number: 002
                                      Processing date: 09/11/06
                                      Policy Number: 494PB0582

AGENT

Lockton Insurance Broker
Two Embarcadero Center, Suite 1700
San Francisco, CA 94111

Policy                                                                 Surtax/
Number    Description                                        Amount   Surcharge
------    ------------------------------------------------  --------- ---------
494PB0582 Investment Company Blanket Bond.................. $2,168.00

  .   Additional premium to increase limit to $5MM and add additional funds

 40724 Ed. 12-90 Printed in U.S.A.   INSURED COPY                        Page 1

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                           ENDORSEMENT OR RIDER NO.
        THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART DATE ENDORSEMENT OR      * EFFECTIVE DATE OF
   OF BOND OR POLICY NO.       RIDER EXECUTED        ENDORSEMENT OR RIDER
---------------------------- ------------------- -----------------------------
                                                  12:01 A.M. STANDARD TIME AS
                                                   SPECIFIED IN THE BOND OR
                                                            POLICY
         494PB0583                09/11/06       08/15/06

* ISSUED TO

E*Trade Funds

                              Amend Declarations

It is agreed that: The following checked items are amended on the Declarations
Page:

[_] Item 1. Name of Insured / Principal Address:

   From:_______________________________________________________________________

   To:_________________________________________________________________________

[_] Item 2. Bond Period:

   From: 12:01 a.m. on ____________________________ to 12:01 a.m. on
   ________________________ the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

[X] Item 3. Limit of Liability is hereby amended to read as follows:

                                           Limit of Liability Deductible Amount
                                           ------------------ -----------------
Insuring Agreement A - Fidelity...........     $5,000,000          $     0
Insuring Agreement B - Audit Expense......     $5,000,000          $50,000
Insuring Agreement C - Premises...........     $5,000,000          $50,000
Insuring Agreement D - Transit............     $5,000,000          $50,000
Insuring Agreement E - Forgery or
  Alteration..............................     $5,000,000          $50,000
Insuring Agreement F - Securities.........     $5,000,000          $50,000
Insuring Agreement G - Counterfeit
  Currency................................     $5,000,000          $50,000
Insuring Agreement H - Stop Payment.......     $5,000,000          $50,000
Insuring Agreement I - Uncollectible
  Items of Deposit........................     $5,000,000          $50,000
Optional Coverages Added by Rider:
Insuring Agreement J - Computer Systems...     $5,000,000          $50,000
Insuring Agreement K - Voice Initiated
  Transactions............................     $5,000,000          $50,000
Insuring Agreement L - Telefacsimile
  Transactions............................     $5,000,000          $50,000
Insuring Agreement M - Unauthorized
  Signature...............................     $5,000,000          $50,000

[_] Item 4. Offices or Premises Covered:

   The following offices or premises are added:

   _____________________________________________________________________________

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative

                                    INSURED

                                  Page 1 of 1

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                           ENDORSEMENT OR RIDER NO.
        THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

   The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART DATE ENDORSEMENT OR      * EFFECTIVE DATE OF
   OF BOND OR POLICY NO.       RIDER EXECUTED        ENDORSEMENT OR RIDER
---------------------------- ------------------- -----------------------------
                                                  12:01 A.M. STANDARD TIME AS
                                                   SPECIFIED IN THE BOND OR
                                                            POLICY
         494PB0582                09/11/06       08/15/06

* ISSUED TO

E*Trade Funds

                           Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

  .   E*Trade S&P 500 Index Fund

  .   E*Trade Russell 2000 Index Fund

  .   E*Trade International Index Fund

  .   E*Trade Technology Index Fund

  .   Kobren Insight Funds

  .   Kobren Delphi Value Fund

  .   Kobren Growth Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                              By
                                                  ------------------------------
                                                    Authorized Representative

                                    INSURED

(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

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                      FIDELITY BOND ALLOCATION AGREEMENT

   This AGREEMENT is made as of the 15 day of August, 2006 between Kobren Insight Funds, a Massachusetts business trust, on behalf of its series, Kobren Growth Fund and Delphi Value Fund, and E*TRADE Funds, a Delaware statutory trust, on behalf of its series, E*TRADE S&P 500 Index Fund, E*TRADE Russell 2000 Index Fund, E*TRADE International Index Fund and E*TRADE Technology Index Fund (collectively, the "Insureds").

                                  WITNESSETH:

   WHEREAS, each investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act") is required under Rule 17g-1 of the 1940 Act to maintain a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement covering certain of its officers and employees ("covered persons," as defined under Rule 17g-1); and

   WHEREAS, Rule 17g-1 provides that investment companies may enter into a joint insured bond if such investment companies are managed and/or distributed by the same person or persons or affiliates of such persons;

   WHEREAS, the Insureds have entered into an agreement with E*TRADE Securities, LLC to act as their principal distributor and have as their investment advisers entities that are affiliated persons under the 1940 Act;

   WHEREAS, the Insureds have entered into a joint insured bond, dated as of March 1, 2006, as amended August 15, 2006, issued by Great American Insurance Company (the "Bond"), which complies with the requirements of Rule 17g-1 and was approved by the Board of Trustees of each Insured, including a majority of the Trustees who are not "interested persons" (as defined under the 1940 Act) ("Independent Trustees"); and

   WHEREAS, the Board of Trustees of each Insured satisfies the fund governance standards set forth under Rule 0-1(a)(7), as in effect; and

   WHEREAS, the Insureds desire to provide for: (1) the method by which the amount of coverage provided under the Bond will be determined from time to time and (2) an equitable and proportionate allocation of any proceeds received under the Bond in the event that the Insureds suffer loss and consequently are entitled to recover under the Bond;

   NOW THEREFORE, it is hereby agreed among the parties hereto as follows:

   1. Amount of Coverage Maintained. In accordance with Rule 17g-1(d), the amount of the fidelity coverage under the Bond is, and shall at all times be, at least equal in the amount to the sum of (i) the total amount of coverage which each Insured would have been

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required to provide and maintain individually pursuant to the schedule set forth in paragraph (d)(1) of Rule 17g-1 under the 1940 Act had each such Insured not been a named insured under the Bond, plus, if applicable, (ii) the amount of each bond which each Insured other than an investment company would have been required to provide and maintain pursuant to federal statutes or regulations had it not been a named insured under the Bond. The form and the amount of fidelity coverage under the Bond shall be approved not less than once every 12 months by each Insured's Board of Trustees, including a majority of the Independent Trustees.

   2. Allocation of Recovery. In the event an actual pecuniary loss is suffered by any Insured under circumstances covered by the terms of the Bond, any recovery under the Bond shall be allocated among such Insureds as follows:

      (a) Excess coverage. If the total amount of the Bond coverage is greater than or equal to the total amount of loss suffered by the Insureds, then each such Insured shall be entitled to recover the amount of its actual loss.

      (b) All losses are equal to or exceed minimum coverage requirements. If the amount of loss suffered by each Insured exceeds its minimum coverage requirement as set forth in Section 1 hereof and the amount of such Insureds' combined actual losses exceeds the total amount of the Bond coverage, then each such Insured shall be entitled to recover (i) its minimum coverage requirement, and (ii) to the extent there exists any excess coverage, such excess coverage shall be allocated pro rata, based on the Insureds' relative minimum coverage requirements, to all the Insureds that suffered a loss; provided, however, that if the actual loss of any such Insureds is less than the sum of (i) and (ii) above, then such difference shall be recoverable by the other Insured or Insureds in proportion to their relative minimum coverage requirements.

      (c) Combined losses are less than or equal to, and in excess of, the minimum coverage requirements. If (i) the amount of actual loss suffered by any Insured is less than or equal to its minimum coverage requirement,
   (ii) the amount of actual loss of another Insured or the other Insureds exceeds its or their minimum coverage requirement or requirements, and
   (iii) the amount of the combined actual losses of the Insureds exceeds the total amount of coverage provided under the Bond, then:

      (A) Each Insured which has suffered an amount of actual loss less than or equal to its minimum coverage requirement shall be entitled to recover its actual loss.

      (B) If only one other Insured has suffered actual loss greater than its minimum coverage amount, it shall be entitled to recover the minimum coverage requirement as well as the remainder of the amount of the coverage under the Bond.

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      (C) If more than one other Insured has suffered actual loss greater than their respective minimum coverage amounts and in excess of the remainder of the amount of the coverage under the Bond, then they shall allocate such remaining amount of coverage in accordance with paragraph (b) of this
   Section 2.

   3. Allocation of Premiums. No premium shall be paid under the Bond unless each Insured's Board of Trustees, including a majority of the Independent Trustees, shall approve the portion of the premium to be paid by each Insured. The premium payable on the Bond shall be allocated between the Trust and the other Insureds as determined by the Trust's Board of Trustees.

   4. Amendment; Termination; Notification. This Agreement may not be amended or modified in any manner except by a written agreement executed by the parties and only in accordance with notification and filing requirements set forth under Rule 17g-1.

   5. Filing with the Commission; Designation of Officer. A copy of this Agreement, and any amendment thereto, as well as any other documents required to be filed in accordance with Rule 17g-1(g), shall be filed with the Securities and Exchange Commission within 10 days after the execution thereof. Each Insured has designated an authorized officer to make such filings and give the notices required by Rule 17g-1(g).

   6. Applicable Law. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of Delaware.

   7. Limitations of Liability of Trustees and Shareholders. In accordance with the terms of each Insured's Agreement and Declaration of Trust or Trust Instrument, as applicable, it is hereby agreed that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Insureds individually but are binding only upon the assets and property of the Insureds.

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   IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and behalf by its duly authorized representative as of the day and year first above written.

E*TRADE Funds

Signed: /s/ Elizabeth Gottfried
        ---------------------------------
        Name:  Elizabeth Gottfried
        Title: President

Kobren Insight Funds

Signed: /s/ Eric Kobren
        ---------------------------------
        Name:  Eric Kobren
        Title: President

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